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                                                                      EXHIBIT 29

HAMBRECHT & QUIST LLC

                                                              ONE BUSH STREET
                                                         SAN FRANCISCO, CA 94104
                                                             (415) 439-3000

March 18, 1999

Confidential
----------

The Board of Directors
VLSI Technology, Inc.
1109 McKay Drive
San Jose, CA 95131

Gentlemen:

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of VLSI Technology, Inc. ("VLSI" or the "Company"), other than Koninklijke Philips Electronics N.V. and its affiliates (collectively "Philips"), of the terms of the Offer to Purchase (as hereinafter defined). For purposes of this opinion, the "Offer to Purchase" means the offer described below pursuant to that certain Offer to Purchase included in the
Schedule 14D-1 filed with the Securities and Exchange Commission on March 5, 1999, as amended on March 17, 1999, by KPE Acquisition Inc. (the "Bidder"), a wholly-owned subsidiary of Philips.

As more specifically set forth in the Schedule 14D-1, the Bidder has offered, subject to certain conditions set forth in the Offer to Purchase, to purchase all the outstanding shares of Common Stock of the Company, other than shares of Common Stock owned by Philips, and the associated preferred stock purchase rights issued pursuant to the First Amended and Restated Rights Agreement between the Company and the First National Bank of Boston, dated August 12, 1992, and amended on August 22, 1992, as Rights Agent (the "Rights Agreement"), at a purchase price of $17.00 per share (and associated right) net to seller in cash (together with the related Letter of Transmittal, the "Philips Offer").

Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of VLSI in connection with the proposed Offer to Purchase, and we will receive a fee for our services. We will also receive a fee upon delivery of this opinion.

In the past, we have provided investment banking and other financial advisory services to VLSI and have received fees for rendering these services. Hambrecht & Quist served as co-manager in the Company's February 1983 initial public offering as well as the Company's June 1995 follow-on offering and

SAN FRANCISCO   - NEW YORK   - BOSTON   - NEWPORT BEACH   - SAN DIEGO   - LONDON

 MEMBERS NEW YORK STOCK EXCHANGE  -  AMERICAN STOCK EXCHANGE  -  PACIFIC STOCK
                                    EXCHANGE
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The Board of Directors
VLSI Technology, Inc.
Page 2

received fees for general financial advisory services performed in 1991, 1992 and 1993. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of VLSI and receives customary compensation in connection therewith. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of VLSI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

In connection with our review of the Philips Offer, and in arriving at our opinion, we have, among other things:

    (i) reviewed the publicly available consolidated financial statements of VLSI for recent years and interim periods to date and certain other relevant financial and operating data of VLSI (including its capital structure) made available to us from published sources and from the internal records of VLSI;

    (ii) reviewed the Offer to Purchase, the Schedule 14D-1 and certain related documents;

   (iii) reviewed certain internal financial and operating information, including certain projections, relating to VLSI prepared by the management of VLSI;

    (vi) discussed the operations, business strategy, financial condition and prospects of VLSI with certain of its officers and employees;

    (v) reviewed the recent financial performance, reported prices and trading activity for the common stock of VLSI and compared such information and certain financial information for VLSI with similar information for certain other companies engaged in businesses we deemed comparable;

    (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

   (vii) participated in preliminary exploratory discussions with third parties in connection with our evaluation of the Philips Offer; and

  (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning VLSI considered in connection with our review of the Philips Offer, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of VLSI, nor have we conducted a physical inspection of the properties and facilities of the Company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect management's best currently available estimates and judgments of the expected future financial performance of VLSI. For purposes of this opinion, we have assumed that VLSI is not a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Philips Offer and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be
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The Board of Directors
VLSI Technology, Inc.
Page 3

evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

It is understood that this letter is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filing made by the Company in respect of the Philips Offer or otherwise required with the Securities and Exchange Commission. This letter does not constitute a recommendation to any stockholder as to whether to tender shares of Common Stock pursuant to the Philips Offer.

Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the Philips Offer is inadequate from a financial point of view to the holders of Common Stock other than Philips and its affiliates.

Very truly yours,

HAMBRECHT & QUIST LLC

By /s/ Paul B. Cleveland
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   Paul B. Cleveland
   Managing Director